Exhibit 99.110

2011

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Christopher A. Jacobs, Vice President of Micon International Limited, hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the San Francisco Mine (the “Estimates”) and to the incorporation by reference of references to and summaries of the Estimates in the Form 40-F.

MICON INTERNATIONAL LIMITED

/s/ Christopher A. Jacobs
Name: Christopher A. Jacobs
Title: Vice President

Date: October 26, 2011